FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2008

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X              Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated January 7, 2008
2.	Press release dated January 22, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM HOLDINGS PLC.
Date:	January 31, 2008	By:	/s/ Tim Score
			Name:	Tim Score
			Title:	Chief Financial Officer

Item 1

07 January 2008

Licensing Momentum Establishes ARM Mali Graphics Technology In The Mainstream

Unified graphics stack targets anything with a screen; 18 leading licensees already onboard

CAMBRIDGE, UK– Jan. 07, 2008 – ARM [(LSE:ARM)]; (Nasdaq:ARMHY)] today announced that 18 ARM Partners are using products from its Mali™ graphics portfolio. ARM® Mali55™ and Mali200™ graphics processing units (GPUs) have been licensed by nine SoC vendors, including Micronas Inc., and Zoran (who have incorporated it into their APPROACH®5C multimedia processor), since their launch at 3GSM in 2007. In addition, the ARM Mali-JSR184™ 3D graphics engine has been licensed by nine leading OEM licensees including Samsung Electronics.

The sustained momentum among key OEMs and SoC vendors illustrates the flexible nature of the ARM Mali graphics processing architecture.  Three top tier SoC licensees of Mali200 will apply this cutting edge 2D and 3D graphics processing technology in cellular baseband, high-end applications processing, navigation devices and set-top box (STB) markets. High-quality graphics are no longer confined to games, with the ARM Mali portfolio extending to numerous 2D and 3D applications and on any device with a screen.

However, functions like web browsing and navigation on small screens are intensive pixel processing applications that require highly-integrated solutions. Hardware acceleration is a crucial piece of the graphics puzzle and OEMs are now looking to their SoC suppliers to deliver a more complete graphics stack, incorporating complimentary graphics software API add-ons such as JSR184, JSR226 shifting to JSR297 and JSR 287 during 2008 in order to complete the graphics solution. ARM is now well positioned to address these demands.

“Licensing momentum was strong during 2007 and we have seen a number of market-leading SoC vendors come onboard, combined with a material increase in OEM shipments of Mali-JSR184 technology. This has placed ARM in a unique position to engage both OEMs and their SoC suppliers to build visually exciting applications and services based upon a robust graphics stack,” said Michael Dimelow, director of marketing, Media Processing Division, ARM. “Much has been made of the need to replicate the desktop experience on portable devices and the ARM Mali graphics stack was developed with this consideration in mind and when combined with ARM’s business model will lower the barriers to broader adoption of high performance, low power graphics for all “screen based” product categories.”

The Mali ecosystem
ARM’s unified graphics stack strategy places ARM software IP at the heart of major OEM software teams and graphics hardware acceleration at the centre of SoC design teams. The ARM graphics ecosystem enables collaboration among market leaders to link the ARM platform with a community of complementary solutions to shape the future of the graphics industry. With more announcements due in 2008, ARM contributes its expertise as a processor, GPU and tools vendor to enable application developers and device manufacturers to create competitive and cutting-edge designs pre-silicon. This mutually beneficial cooperation provides device manufacturers and software developers with the differentiation necessary to lead in this competitive market.

About ARM Mali processors
The ARM Mali processors deliver brilliant 2D and 3D graphics with 4x and 16x full scene anti-aliasing (FSAA) to “smooth” otherwise jagged lines without any noticeable drop in performance. In addition to providing content developers with the state-of-the-art programmable features in OpenGL ES 2.0 Mali products also support SVG and Flash through OpenVG for improved text, navigation, UI and web-browsing experiences. Mali technology takes full advantage of the ARM AMBA®, CPU and fabric IP to deliver a powerful and complete graphics experience on mobile phones, PDAs and GPS devices, with sustained performance, very low power consumption and leading memory bandwidth usage for up to 1080p resolutions.

The ARM Mali55 graphics processor brings visually enhanced user interfaces, improved navigation experience and mobile gaming to the mass market by enabling graphics acceleration for low-cost feature phones. Measuring in at 1.0mm2 on a 65LP process, the Mali55 processor is the world’s smallest GPU for 2D and 3D graphics and brings unprecedented value to mobile phones where area comes at a premium. With full scene anti-aliasing up to 16x, the Mali55 processor can transform a VGA screen to resemble a high-cost SVGA system for UI and gaming. The Mali55 processor is fully compliant with both OpenGL ES v1.1 and OpenVG, further lowering integration costs for ARM silicon Partners.

Availability
The ARM Mali graphics stack is available today. Further information on ARM embedded graphics solutions is available at: http://www.arm.com/products/esd/multimediagraphics_home.html.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. Mali, Mali55, Mali200 and Mali-JSR184 are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Haran Ramachandran Text 100 +44 208 846 0727 londonarm@text100.co.uk	Lorna Dunn ARM +44 (0) 1223 400835 lorna.dunn@arm.com

Item 2

22 January 2008

ARM Achieves 10 Billion Processor Milestone

More than one processor for every person in the world
Annual run rate now three billion processor shipments across very diverse markets

CAMBRIDGE, UK – Jan 22, 2008 –ARM [(LSE:ARM); (Nasdaq: ARMHY)] today announced that the total number of processors shipped by its Partners has exceeded ten billion. The company developed its first embeddable RISC core, the ARM6™ processor, in 1991, and its semiconductor Partners currently ship almost three billion ARM Powered® processors each year.

“ARM Partners have now shipped more than one processor for every single person on the planet” said Warren East, CEO, ARM. “Ten billion ARM processors in use mark an enormous milestone for ARM, but also demonstrate the growth in adoption of the ARM® processor architecture by the vast majority of major electronics companies and across the broadest range of applications.”

ARM has grown to become the largest microprocessor IP company in the world, and the ARM processor portfolio covers every area of microprocessor applications, from very low-cost embedded microcontrollers, up to very high-performance multicore processors for demanding networking, mobile and consumer entertainment applications. As a result, ARM processors can be found in products ranging from the LG Viewty, Nokia N95 and Sony Ericsson P1i smart phones; the iPhone and the iPod; Garmin, Navman and Tom Tom portable navigation systems; Kodak still cameras; Sony video cameras; and the Nintendo DS handheld gaming device, up to Toshiba HD digital televisions; hard disk drives from Samsung and Seagate; automotive braking systems from Bosch; HP printers and wireless routers from Linksys and Netgear. (For more examples of ARM Powered products, visit http://www.arm.com/markets.For a full list of public ARM processor licensees, vivit http://www.arm.com/products/licensing/licensees.html)

“ARM deserves congratulations for successfully executing the business model of licensing microprocessor technology as intellectual property,” said Tom R. Halfhill, senior analyst for In-Stat’s Microprocessor Report newsletter. “Although ARM does not actually make or sell microprocessor chips, there are now ten billion ARM microprocessors in the world - all implemented in silicon by ARM Partners. ARM was an early pioneer of this revolutionary business model, and it has given ARM a long reach in the digital world.”

 “ARM’s success is a result of its processor architecture being licensed to nearly every semiconductor company in the world,” said Tom Starnes of analyst firm Objective Analysis. “With each vendor using ARM processors to address its own focus markets, the number of ARM technology-based chips going out the door multiplies beyond what a single vendor could drive.  Added to the volume of mobile phones with ARM technology inside and untapped markets like microcontrollers just getting started, these numbers will continue to expand.  At this rate, within a year we will find that every man, woman, and child on this planet will have the use of an average of two ARM processors – and a lot of cool electronic devices too.”

 “I have watched with great interest the growth of the ARM architecture since its early days as a proprietary CPU for a small aspiring PC company.  From its beginning the ARM CPU was small and efficient.  It was clearly a CPU ahead of its time,” said Tony Massimini, chief of technology, Semico Research Corp. “It took a lot of hard work and dedication to find the right home for ARM technology.  The CPU’s success is due as much to the tools and ecosystem that have been developed as it owes to the evolution of its architecture.  Even more significant to me than the sheer volume of parts that have shipped is the fact that ARM has established a fundamental business model within the semiconductor industry – licensing intellectual property.  The IP model has been so successful for ARM that it has inspired others to emulate the company.”

 “Over the past decade, the use of embedded microprocessor cores has moved from cutting edge technology to a mainstream capability found in an ever-increasing percentage of new designs,” said Jordan Selburn, principal analyst for Semiconductor Design Services, iSuppli. “Billions of ASSPs and ASICs built around RISC processor cores are shipping each year and we forecast that this number will continue to grow, approaching 5 billion per year by 2011.”

ENDS

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and ARM Powered are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE:
+44 208 846 0797

Stuart Gill	Alan Tringham	Michelle Spencer
Text 100	ARM	ARM
+44 20 8846 0758	+44 1223 400947	+44 1628 427780
londonarm@text100.com	alan.tringham@arm.com	michelle.spencer@arm.com